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Consolidated Financial Statements

for the year ended December 31, 2011

These financial statements are being re-filed on the current date because:

1.	Note 2(a) has been revised to disclose that the financial statements comply with IFRS as issued by the IASB and the Auditors’ Report has been revised to include an opinion that the financial statements comply with IFRS as issued by the IASB.

2.	In addition the Auditors’ Report has been revised to comply with AU §341.12 via the use of “substantial doubt about an entity’s ability to continue as a going concern” to replace “significant doubt about an entity’s ability to continue as a going concern”.

Note 24 – Reconciliation From Canadian GAAP to IFRS, page 37

3.	The previous disclosure of the Canadian GAAP and IFRS reconciliation for Other Comprehensive Income (Loss) has been expanded to provide more clarity of the IFRS 1 paragraph 24 disclosure requirements.

The Company does not believe that these inaccuracies constitute material errors.

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